May 7, 2009
VIA EDGAR AND FACSIMILE
Unites States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Karen J. Garnett, Assistant Director
                Jerard T. Gibson, Attorney-Advisor

Re:	TD AMERITRADE Holding Corporation Registration Statement on Form S-4 File No. 333-157208

Acceleration Request

	Requested Date:	May 8, 2009
Ladies and Gentlemen:
In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, TD AMERITRADE Holding Corporation (the “Registrant”) hereby requests that the above-referenced Registration Statement on Form S-4 (No. 333-157208) be declared effective on the "Requested Date” set forth above or as soon thereafter as practicable.
In connection with the acceleration request, the Registrant hereby acknowledges that:
•	Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	The Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please provide a copy of the Commission’s order declaring the registration statement effective to Michael Ringler via facsimile at (415) 947-2099.
Respectfully submitted,
TD AMERITRADE Holding Corporation
/s/ David L. Lambert
David L. Lambert
Deputy General Counsel-Finance/Securities